                       UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                     (Amendment No.15)*

                   SOUTHERN UNION COMPANY
                      (Name of Issuer)

            COMMON STOCK, $1.00 PAR VALUE PER SHARE
                (Title of Class of Securities)

                            84402810
                         (CUSIP Number)

                   STEPHEN A. BOUCHARD, ESQ.
                  FLEISCHMAN AND WALSH, L.L.P.
                  1400 SIXTEENTH STREET, N.W.
                    WASHINGTON, D.C.  20036
                        (202) 939-7911
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        February 1, 2000
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Sched-ule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GEORGE L. LINDEMANN
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     PF, AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     U.S.
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,076,724
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,076,724
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,554,267
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.3%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     IN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 1, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,076,724
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,076,724
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,076,724
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     4.3%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 2, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,455,469
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,455,469
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,455,469
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.1%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUG 3, L.P.
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,759,619
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,759,619
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,759,619
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.8%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     PN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ADAM M. LINDEMANN
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     PF, AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     U.S.
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,751,419
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,751,419
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,755,280
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.7%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     IN
-----------------------------------------------------------------

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SLOAN N. LINDEMANN
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*        (a) (  )
                                                              (b) (X )
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*

     PF, AF
-----------------------------------------------------------------
5.   Check If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).                  (  )
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     U.S.
-----------------------------------------------------------------
               7.   Sole Voting Power
                    2,758,614
Number of      --------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        0
Owned          --------------------------------------------------
by Each        9.   Sole Dispositive Power
Reporting           2,758,614
Person With:   --------------------------------------------------
               10.  Shared Dispositive Power
                    0
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,758,614
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                    ( X )
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     5.8%
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     IN
-----------------------------------------------------------------

The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992,
May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992,
September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994, November 4, 1994, February 6, 1997 and January 13, 2000 (collectively with this Amendment, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of Southern Union Company, a Delaware corporation (the
"Issuer"), by George L. Lindemann, SUG 1, L.P., SUG 2, L.P.,
SUG 3., L.P., Adam M. Lindemann, and Sloan N. Lindemann is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

Item 2 is amended in its entirety to read as follows:

(a) This Schedule 13D, including this Amendment No. 15 (this "Amendment"), is hereby filed by George L. Lindemann, SUG 1, L.P., a Delaware limited partnership ("SUG 1"), SUG 2, L.P., a Delaware limited partnership ("SUG 2"), SUG 3, L.P., a Delaware limited partnership ("SUG 3"), Adam M. Lindemann and Sloan N. Lindemann (collectively, the "Reporting Persons"). Information is also included herein with respect to the following persons (collectively, the "Controlling Persons"): Dr. F.B. Lindemann and George Lindemann, Jr.
     The Reporting Persons and the Controlling Persons are some-times hereinafter collectively referred to as the "Item 2
     Persons."

(b)-(c)  Reporting Persons.
         -----------------

     The principal business of each of SUG 1, SUG 2 and SUG 3 is to engage primarily in securities transactions involving the Common Stock of the Issuer.

     The address of the principal office of each of SUG 1, SUG 2 and SUG 3 is 767 Fifth Avenue, 50th Floor, New York, New
     York  10153.

     George L. Lindemann is Chairman of the Board, Chief Execu-tive Officer and a Director of the Issuer. Mr. Lindemann's principal address is 60 Blossom Way, Palm Beach, Florida
     33480.

     Adam M. Lindemann is the son of George L. Lindemann and a Director of the Issuer. Mr. Lindemann's business address is c/o Lindemann Capital Partners, L.P., 767 Fifth Avenue, 50th
     Floor, New York, New York  10153.

     Sloan N. Lindemann is the daughter of George L. Lindemann.
     Ms. Lindemann's principal address is 550 Park Avenue, New
     York, New York  10021.

     Controlling Persons
     -------------------

     Dr. F.B. Lindemann is the wife of George L. Lindemann, and the mother of Adam M., George, Jr., and Sloan N. Lindemann.
     Dr. Lindemann's principal address is 60 Blossom Way, Palm
     Beach, Florida  33480.

     George Lindemann, Jr. is the son of George L. Lindemann.
     George Lindemann, Jr.'s principal address is 4810 North Bay
     Road, Miami Beach, Florida  33140.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)-(b)  Reporting Persons
         -----------------

George L. Lindemann is the beneficial owner of 2,554,267 shares of Common Stock, which constitutes approximately 5.3% of the outstanding shares of Common Stock. The 2,554,267 shares beneficially owned by Mr. Lindemann include:

- 2,076,724 shares owned directly by SUG 1, of which Mr. Lindemann is the general partner;

- 8,506 vested shares held by the Issuer's Savings (401(k)) Plan for the benefit of Mr. Lindemann;

- 12,902 vested shares held under the Issuer's Supplemental
  Deferred Compensation Plan for the benefit of Mr. Lindemann;
  and

- 456,135 shares that Mr. Lindemann is entitled to purchase upon the exercise of options to acquire shares of Common Stock that are exercisable within sixty days of the date of this Amendment granted to him under the Issuer's 1992 Long-Term Stock Incen-tive Plan.

In his capacity as the general partner of SUG 1, George L. Lindemann has the sole power to dispose or direct the disposition of the 2,076,724 shares of Common Stock held directly by SUG 1. Likewise, in his capacity as the general partner of SUG 1, Mr. Lindemann has the sole power to vote or direct the vote of the 2,076,724 shares of Common Stock held by SUG 1.

SUG 1 is the beneficial owner of 2,076,724 shares of Common Stock, which constitutes approximately 4.3% of the outstanding shares of Common Stock. SUG 1 has sole power to vote or direct the vote of 2,076,724 shares of Common Stock and sole power to dispose or direct the disposition of 2,076,724 shares of Common Stock. Such power is exercised through George L. Lindemann in his capacity as the general partner of SUG 1.

SUG 2 is the beneficial owner of 2,455,469 shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of Common Stock. SUG 2 has sole power to vote or direct the vote of 2,455,469 shares of Common Stock and sole power to dispose or direct the disposition of 2,455,469 shares of Common Stock. Such power is exercised through Dr. F.B. Lindemann in her capacity as the general partner of SUG 2.

SUG 3 is the beneficial owner of 2,759,619 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of Common Stock. SUG 3 has sole power to vote or direct the vote of 2,759,619 shares of Common Stock and sole power to dispose or direct the disposition of 2,759,619 shares of Common Stock. Such power is exercised through George Lindemann, Jr. in his capacity as the general partner of SUG 3.

Adam M. Lindemann is the beneficial owner of 2,755,280 shares of Common Stock, which constitutes approximately 5.7% of the out-standing shares of Common Stock. The 2,755,280 shares of Common Stock owned beneficially by Adam M. Lindemann include 3,861 vested shares held under the Issuer's Directors' Deferred Compen-sation Plan for the benefit of Mr. Lindemann. Adam M. Lindemann has the sole power to vote or direct the vote of 2,751,419 shares of Common Stock and sole power to dispose or direct the disposi-tion of 2,751,419 shares of Common Stock.

Sloan N. Lindemann is the beneficial owner of 2,758,614 shares of Common Stock, which constitutes approximately 5.8% of the out-standing shares of Common Stock. Sloan N. Lindemann has the sole power to vote or direct the vote of 2,758,614 shares of Common Stock and sole power to dispose or direct the disposition of 2,758,714 shares of Common Stock.

Controlling Persons
-------------------

Because of her position as the general partner of SUG 2, Dr. F.B. Lindemann may be deemed to be the beneficial owner of 2,455,469 shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of the Common Stock. In her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to vote or direct the vote of the 2,455,469 shares of Common Stock held directly by SUG 2. Likewise, in her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to dispose or direct the disposition of the 2,455,469 shares of Common Stock owned directly by SUG 2.

Because of his position as the general partner of SUG 3, George Lindemann, Jr. may be deemed to be the beneficial owner of 2,759,619 shares of Common Stock, which constitutes approximately 5.8% of the outstanding shares of the Common Stock. In his capacity of the general partner of SUG 3, George Lindemann, Jr. has the sole power to vote or direct the vote of the 2,759,619 shares of Common Stock held directly by SUG 3. Likewise, in his capacity as the general partner of SUG 3, George Lindemann, Jr. has the sole power to dispose or direct the disposition of the 2,759,619 shares of Common Stock held directly by SUG 3.

Disclaimer of Beneficial Ownership
----------------------------------

Each Item 2 Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Item 2 Persons.

(c) The following are all of the purchases (there were no sales other than shares disposed of by a gift) of Common Stock made by the Item 2 Persons since the date that this Schedule
     13D was last amended:

                                            Number        Price
                                              of           Per
        Item 2 Person          Date         Shares        Share
     -------------------     --------    ------------    --------

     George L. Lindemann     01/25/00         1,200**    $16.6250
                             01/26/00           750**    $17.0000
                             01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

* Concerns shares purchased by SUG 1, of which Mr. Lindemann is the general partner.

** Mr. Lindemann disposed of these shares in a gift transaction on February 7, 2000.

SUG 1                        01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

SUG 2                        01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

SUG 3                        01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

Adam M. Lindemann            01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

Sloan N. Lindemann           01/25/00           140      $16.7500
                             01/25/00         3,000      $16.6250
                             01/25/00         2,500      $16.5000
                             01/26/00         4,000      $17.0000
                             01/26/00           360      $16.9375
                             01/28/00         1,000      $16.1250
                             01/28/00           280      $16.2500
                             01/28/00         5,360      $16.5000
                             01/28/00        10,180      $16.0000
                             01/28/00            40      $16.8750
                             01/31/00        13,800      $16.8750
                             01/31/00           100      $16.7500
                             01/31/00           760      $16.8125
                             01/31/00         1,000      $16.5000
                             01/31/00        25,940      $17.0000
                             01/31/00         1,100      $16.9375
                             02/01/00        20,000      $16.7500
                             02/01/00         2,280      $16.5000
                             02/01/00         1,040      $16.5625
                             02/01/00         1,520      $16.6250
                             02/01/00           400      $16.3750
                             02/01/00         3,220      $16.2500
                             02/01/00            60      $16.4375
                             02/01/00           480      $16.1875
                             02/01/00         1,000      $16.3125
                             02/01/00           440      $17.0000
                             03/09/00         1,400      $14.0000
                             03/09/00           300      $13.9375
                             03/09/00           120      $13.8750
                             03/09/00         7,360      $13.7500
                             03/09/00           300      $13.6875
                             03/09/00         2,120      $13.6250
                             03/09/00           400      $13.5625
                             03/09/00           200      $13.5000
                             03/09/00           600      $13.3750
                             03/10/00            60      $14.0000
                             03/10/00           700      $13.9375
                             03/10/00           880      $13.8750
                             03/10/00         1,340      $13.7500
                             03/10/00         5,220      $13.6875
                             03/10/00         4,760      $13.6250
                             03/10/00         2,600      $13.5625
                             03/10/00         1,940      $13.5000
                             03/10/00           800      $13.4375
                             03/10/00         1,340      $13.3750
                             03/10/00         1,240      $13.3125
                             03/10/00           400      $13.2500
                             03/13/00         1,500      $14.0000
                             03/13/00           240      $13.8750
                             03/13/00           600      $13.7500
                             03/13/00           240      $13.5000
                             03/13/00            80      $13.3750
                             03/13/00           600      $13.3125
                             03/14/00         2,660      $14.1250
                             03/14/00           180      $13.7500

                            SIGNATURE
                           -----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.



Dated:  April 19, 2000


                              SUG 1, L.P.


GEORGE L. LINDEMANN*          By:  GEORGE L. LINDEMANN*
-------------------                -------------------
George L. Lindemann                George L. Lindemann,
                                   General Partner


                              SUG 2, L.P.


ADAM M. LINDEMANN*            By:  FRAYDA B. LINDEMANN*
-----------------                  -------------------
Adam M. Lindemann                  Frayda B. Lindemann,
                                   General Partner


                              SUG 3, L.P.


SLOAN N. LINDEMANN*           By:  GEORGE LINDEMANN, JR.*
------------------                 ---------------------
Sloan N. Lindemann                 George Lindemann, Jr.,
                                   General Partner






                              *By: /s/ Stephen A. Bouchard
                                   -----------------------
                                   Stephen A. Bouchard
                                   Attorney-in-Fact